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                                                                    EXHIBIT 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES

      The following table shows the ratio of earnings to fixed charges for the three months ended September 30, 2003 and each of the five most recent fiscal years (in thousands).

                                                             THREE MONTHS ENDED
                                                                SEPTEMBER 30,            FISCAL YEAR ENDED JUNE 30,
                                                                ------------            --------------------------

                                                                    2003          2003        2002(1)       2001(2)(3)
                                                                    ----          ----        ----          ----
Net earnings (loss) before income tax provision (benefit),
 minority interest (benefit) and cumulative                     $(38,032)         $(920,293)  $(8,501,090)  $(56,493,762)
 effect of change in accounting principle
Fixed charges:
          Interest Expense                                            18              1,342         1,842          3,071
          Portion of rent expense deemed to represent interest       817              3,380         5,390          3,453
Total fixed charges                                                  835              4,722         7,232          6,524
Net earnings (loss) before fixed charges                        $(37,197)         $(915,571)  $(8,493,858)  $(56,487,238)
Deficiency of net earnings to cover fixed charges               $(38,032)         $(920,293)  $(8,501,090)  $(56,493,762)

                                                                 FISCAL YEAR ENDED JUNE 30,
                                                                 --------------------------
                                                                     2000        1999
                                                                     ----        ----
Net earnings (loss) before income tax provision (benefit),
 minority interest (benefit) and cumulative                         $(829,811)  $(149,589)
 effect of change in accounting principle
Fixed charges:
          Interest Expense                                               506          21
          Portion of rent expense deemed to represent interest         1,090         458
Total fixed charges                                                    1,596         479
Net earnings (loss) before fixed charges                           $(828,215)  $(149,110)
Deficiency of net earnings to cover fixed charges                  $(829,811)  $(149,589)


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(1)  We acquired IBM's optical transceiver business on December 28, 2001 in a transaction accounted for as a purchase. The summary financial data for fiscal 2002 included the results of operations of the optical transceiver business subsequent to December 28, 2001.

(2) We acquired SDL on February 13, 2001 in a transaction accounted for as a purchase. The summary financial data for fiscal 2001 included the results of operations of SDL subsequent to February 13, 2001.

(3) On February 13, 2001, we completed the sale of our Zurich, Switzerland subsidiary to Nortel for 65.7 million shares of Nortel common stock valued at $1,953.3 million. After adjusting for the net costs of the assets sold and for the expenses associated with the divestiture, we realized a gain of $1,770.2 million from the transaction. We subsequently sold 41.0 million shares of Nortel common stock for total proceeds of $659.2 million, resulting in a realized loss of $559.1 million during fiscal 2001.